Exhibit 99.1

TMF Kent Partners, LLC
Consolidated Financial Statements
Years Ended October 31, 2012, 2011 and 2010

TMF Kent Partners, LLC
Contents
October 31, 2012, 2011 and 2010

Page(s)

Report of Independent Registered Public Accounting Firm	1

Consolidated Financial Statements

Balance Sheets as of October 31, 2012 (unaudited) and October 31, 2011	2

Statements of Operations for the year ended October 31, 2012 (unaudited), for the year ended October 31, 2011 and for the year ended October 31, 2010 (unaudited)	3

Statements of Changes in Members’ Equity (Deficits) for the year ended October 31, 2012 (unaudited), for the year ended October 31, 2011 and for the year ended October 31, 2010 (unaudited)	4

Statements of Cash Flows for the year ended October 31, 2012 (unaudited), for the year ended October 31, 2011 and for the year ended October 31, 2010 (unaudited)	5

Notes to Consolidated Financial Statements for the year ended October 31, 2012 (unaudited), for the year ended October 31, 2011 and for the year ended October 31, 2010 (unaudited)	6-11

Report of Independent Registered Public Accounting Firm

To the Members of
TMF Kent Partners, LLC
We have audited the accompanying consolidated balance sheet of TMF Kent Partners, LLC and subsidiaries (the “Company”) as of October 31, 2011, and the related consolidated statements of operations, changes in members’ equity (deficits), and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of October 31, 2011, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.
We express no opinion herein on the consolidated financial statements of the Company as of, and for the year ended October 31, 2010.

/s/ WeiserMazars, LLP

WeiserMazars, LLP
New York, New York
December 22, 2011

TMF Kent Partners LLC
Consolidated Balance Sheets
October 31, 2012 and 2011

	2012	2011
	(Unaudited)
Assets
Cash and cash equivalents	$7,908,285	$1,343,129
Inventory	5,035,309	45,135,732
Customer deposits held in escrow	1,278,388	1,920,885
Parking garage, net of accumulated depreciation	3,076,033	3,216,999
Other assets	1,537,543	919,616
Total assets	$18,835,558	$52,536,361
Liabilities and Members’ Equity
Customer deposits	$1,278,388	$1,920,885
Loans payable		17,539,779
Management fee payable to members		2,955,000
Accounts payable, accrued construction costs and other liabilities	2,304,510	3,475,164
Accrued interest		34,754
Due to affiliate	50,108	89,199
Total liabilities	3,633,006	26,014,781
Members’ equity	15,202,552	26,521,580
Total liabilities and members’ equity	$18,835,558	$52,536,361

The accompanying notes are an integral part of these consolidated financial statements

TMF Kent Partners LLC
Consolidated Statements of Operations
Years Ended October 31, 2012, 2011 and 2010

	2012	2011	2010
	(Unaudited)		(Unaudited)

Revenues	$65,826,039	$144,401,535	$43,790,509
Expenses
Cost of revenues (includes related party amounts of $1,035,000 and $2,955,000 in 2012 and 2011, respectively)	45,406,051	112,105,956	35,350,514
Selling, general and administrative expenses (includes related party amounts of $654,778, $1,361,586 and $1,117,951 for 2012, 2011 and 2010, respectively)	1,443,326	2,928,623	1,958,441
Income from operations	18,976,662	29,366,956	6,481,554
Other income (expense), net	3,042	(26,914)	565,808
Net income	$18,979,704	$29,340,042	$7,047,362

The accompanying notes are an integral part of these consolidated financial statements

TMF Kent Partners LLC
Consolidated Statements of Changes in Members’ Equity (Deficits)
Years Ended October 31, 2012, 2011 and 2010

	TB Kent Partners LLC	FM Kent Associates LLC	Total
Balance at October 31, 2009 (unaudited)	$(935,002)	$(935,002)	$(1,870,004)
Contributions (unaudited)	2,235,898	2,235,898	4,471,796
Distributions (unaudited)	(844,982)	(844,982)	(1,689,964)
Net income (unaudited)	3,523,681	3,523,681	7,047,362
Balance at October 31, 2010 (unaudited)	3,979,595	3,979,595	7,959,190
Distributions	(5,388,826)	(5,388,826)	(10,777,652)
Net income	14,670,021	14,670,021	29,340,042
Balance at October 31, 2011	13,260,790	13,260,790	26,521,580
Distributions (unaudited)	(15,149,366)	(15,149,366)	(30,298,732)
Net income (unaudited)	9,489,852	9,489,852	18,979,704
Balance at October 31, 2012 (unaudited)	$7,601,276	$7,601,276	$15,202,552

The accompanying notes are an integral part of these consolidated financial statements

TMF Kent Partners LLC
Consolidated Statements of Cash Flows
Years Ended October 31, 2012, 2011 and 2010

	2012	2011	2010
	(Unaudited)		(Unaudited)
Cash flows from operating activities:
Net income	$18,979,704	$29,340,042	$7,047,362
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	140,966	134,380	134,380
Changes in operating assets and liabilities
Land and land development costs	40,100,423	100,134,954	9,456,281
Other assets	(617,927)	52,111	(687,343)
Management fee payable to members	(2,955,000)	2,955,000
Accounts payable, accrued construction costs and other liabilities	(1,170,654)	(1,846,939)	(3,886,776)
Accrued interest	(34,754)	(225,474)	(15,043)
Due to affiliate	(39,091)	(15,823)	25,108
Net cash provided by operating activities	54,403,667	130,528,251	12,073,969
Cash flows from financing activities:
Member contributions			4,471,796
Member distributions	(30,298,732)	(10,777,652)	(1,689,964)
Proceeds from debt financing		6,646,414	22,040,863
Repayment of debt	(17,539,779)	(127,921,886)	(35,847,289)
Net cash used in financing activities	(47,838,511)	(132,053,124)	(11,024,594)
Net increase (decrease) in cash and cash equivalents	6,565,156	(1,524,873)	1,049,375
Cash and cash equivalents at beginning of period	1,343,129	2,868,002	1,818,627
Cash and cash equivalents at end of period	$7,908,285	$1,343,129	$2,868,002

Supplemental disclosure of cash flow information:
Reclassification of inventory to parking garage	$—	$164,662	$—

The accompanying notes are an integral part of these consolidated financial statements

TMF Kent Partners, LLC
Notes to Consolidated Financial Statements
Years Ended October 31, 2012, 2011 and 2010 (the years ended October 31, 2012 and 2010 are not covered by the Report of Independent Registered Public Accounting Firm)

1.    Organization and Basis of Presentation
The accompanying consolidated financial statements include the accounts of TMF Kent Partners, LLC (the “Company”), and its wholly-owned subsidiaries: Kent Avenue Property 1-B LLC, Kent Avenue Property 2 LLC and Kent Avenue Garage 1 LLC. All significant intercompany accounts have been eliminated.
The Company was formed on November 9, 2005 under the laws of the state of Delaware. The Company is a joint venture between TB Kent Partners LLC (an indirect wholly-owned subsidiary of Toll Brothers, Inc.) (“Toll”) and FM Kent Associates LLC (“FM”). The Amended and Restated Operating Agreement (the “Agreement”) provides that the Company will continue until December 31, 2020, unless sooner dissolved upon the occurrence of certain events specified in the Agreement, or extended by decision of the members.
The Company was formed to acquire land and construct 2 luxury condominium buildings (“Building 1” and “Building 2”), comprising a total of 450 residential units and a parking garage, located in Brooklyn, New York (the “Property”). Building 1, comprised of 180 units, was completed in fiscal 2008 and commenced settlement of units in May 2008. Building 1 was substantially settled out as of October 31, 2010. The Company began construction of Building 2, comprised of 270 units, in fiscal 2008 and commenced settlement of units in October 2010. As of October 31, 2012, 265 units in Building 2 have been settled. Construction of the parking garage commenced in fiscal 2006 and it was placed in service in fiscal 2009.
A member of a limited liability company is not liable for the debts, obligations or other liabilities of a limited liability company by reason of being such a member.

2.    Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Fair Value Disclosures
The Company follows Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), for its financial instruments measured at fair value on a recurring basis. ASC 820 provides a framework for measuring fair value under U.S. GAAP, expands disclosures about fair value measurements, and establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The fair value hierarchy can be summarized as follows:

Level 1:	Fair value determined based on quoted prices in active markets for identical assets or liabilities.

Level 2:	Fair value determined using significant observable inputs, generally either quoted prices in active markets for similar assets or liabilities or quoted prices in markets that are not active.

Level 3:	Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows, or similar techniques.

TMF Kent Partners, LLC
Notes to Consolidated Financial Statements
Years Ended October 31, 2012, 2011 and 2010 (the years ended October 31, 2012 and 2010 are not covered by the Report of Independent Registered Public Accounting Firm)

Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less, when purchased, to be cash equivalents. Generally, the Company’s cash and cash equivalents are in excess of the Federal Deposit Insurance Corporation (“FDIC”) insured limits. All of the Company’s banking activity, including cash and cash equivalents, is maintained with one major financial institution, and management does not believe the Company is exposed to significant credit risk. Under ASC 820, these investments have observable quoted prices in active markets for identical assets and therefore are valued with Level 1-type inputs. The carrying values of these investments approximate their fair values.
Inventory
Inventory is stated at cost unless an impairment exists, in which case it is written down to fair value in accordance with ASC Topic 360, Property, Plant and Equipment (“ASC 360”). In addition to costs of direct land acquisition, land development and building construction, costs include interest, real estate taxes, and direct overhead costs related to development, which are capitalized to inventory beginning with the commencement of development and ending with the completion of construction.
Since the Company’s inventory is considered a long-lived asset under U.S. GAAP, the Company is required, under ASC 360, to regularly, at least annually, review the carrying value of its inventory and write down the value if it believes the value is not recoverable. When the profitability of the project deteriorates, the sales pace declines significantly or some other factor indicates a possible impairment in the recoverability of the asset, the asset is reviewed for impairment by comparing the estimated future undiscounted cash flow for the project to its carrying value. If the estimated future undiscounted cash flow is less than the project’s carrying value, the carrying value is written down to its estimated fair value. Fair value is primarily determined by discounting the estimated future cash flow of the project. The impairment would be charged to expense in the period the impairment is determined. In estimating the future undiscounted cash flow of a project, the Company uses various estimates such as: (a) the expected sales pace based upon general economic conditions that will have a short-term or long-term impact on the market in which the project is located and on competition within the market, including the number of sites available and pricing and incentives being offered by other builders; (b) the expected sales prices and sales incentives to be offered by the Company; and (c) costs expended to date and expected to be incurred in the future, including, but not limited to, land and land development costs, construction costs, interest costs and overhead costs.
The estimates used in the determination of the estimated cash flow and fair value of inventory are based on factors known to the Company at the time such estimates are made and its expectations of future operations and economic conditions. Should the estimates or expectations used in determining estimated fair value deteriorate in the future, the Company may be required to recognize impairment charges related to its inventory.
No impairments were recognized in the years ended October 31, 2012, 2011 and 2010.
Customer Deposits
Customer deposits consist of amounts collected by the Company on units that are under agreement of sale.

TMF Kent Partners, LLC
Notes to Consolidated Financial Statements
Years Ended October 31, 2012, 2011 and 2010 (the years ended October 31, 2012 and 2010 are not covered by the Report of Independent Registered Public Accounting Firm)

Parking Garage
The parking garage is recorded at cost and is stated net of accumulated depreciation of $448,122 and $307,156 at October 31, 2012 and 2011, respectively. Depreciation is recorded using the straight-line method over the estimated useful live of the asset of 25 years. The parking garage is reviewed for impairment at least annually or whenever facts and circumstances indicate that the carrying amount may not be recoverable. In performing the review for recoverability, if required, the Company estimates the future cash flow expected to result from the operation and eventual disposition of the garage to determine whether an impairment loss should be recognized. The impairment loss, if any, would be measured as the amount that the carrying value of the property exceeded its fair value. Estimates of fair value would be based on third-party appraisals or valuation techniques including the present value of discounted cash flows (i.e. Level 3-type inputs).
At October 31, 2012 and 2011, the Company believed that no impairment of value has occurred and that all costs are recoverable.
Revenue and Cost Recognition
Revenues and cost of revenues are recognized using the deposit method in accordance with ASC Topic 360-20-55. Accordingly, revenues and cost of revenues are recorded at the time payment of the sales price is received and title and possession of the units are transferred to the buyer. Land, land development, construction and related costs, both incurred and estimated to be incurred in the future, are amortized to the cost of units settled based upon an estimated relative sales value of units settled to the total estimated sales value. Changes in the estimates of future sales revenue or costs may be significant; any changes are reallocated to the remaining undelivered units based on current estimated sales revenue and costs.
Land, land development, and other common costs are allocated to the buildings based on the relative sales value basis. Building construction and related costs are charged to each of the buildings under the specific identification method.
Forfeited customer deposits are recognized in other income in the period in which the Company determines that the customer will not complete the purchase of the unit and when the Company determines that it has the right to retain the deposit. For the years ended October 31, 2012, 2011 and 2010, forfeited customer deposits were approximately $35,800, $0 and $403,000, respectively.
Income from garage operations is recognized as earned. For the year ended October 31, 2012, 2011 and 2010, the garage operations recognized net (losses)/profits of ($35,300), ($43,000), and $19,000, which is included in other income.
Income Taxes
In conformity with the Internal Revenue Code and applicable state and local tax statutes, taxable income or loss of the Company is required to be reported in the tax returns of the members in accordance with the terms of the Agreement. The Company’s tax status as a pass-through entity is based on its legal status as a limited liability company. Therefore, the Company is not required to take any tax positions in order to qualify as a pass-through entity. Accordingly, no provision has been made in the accompanying financial statements for any federal, state, or local income taxes.
The Company’s policy for penalties and interest assessed by taxing authorities is to include them in selling, general and administrative expenses. For the years ended October 31, 2012, 2011, and 2010, the Company did not incur any interest and penalties.
The income tax returns of the Company are subject to examination by income tax authorities, generally for three years after they are filed.

TMF Kent Partners, LLC
Notes to Consolidated Financial Statements
Years Ended October 31, 2012, 2011 and 2010 (the years ended October 31, 2012 and 2010 are not covered by the Report of Independent Registered Public Accounting Firm)

Advertising
Advertising costs are expensed as incurred. Advertising costs amounted to approximately $218,000, $291,000 and $386,000 for the years ended October 31, 2012, 2011, and 2010, respectively.
Recent Accounting Pronouncements
In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS,” (“ASU 2011-04”) which amends ASC 820 to clarify existing guidance and minimize differences between GAAP and International Financial Reporting Standards (“IFRS”). ASU 2011-04 requires entities to provide information about valuation techniques and unobservable inputs used in Level 3 fair value measurements and provide a narrative description of the sensitivity of Level 3 measurements to changes in unobservable inputs. ASU 2011-04 will be effective for the Company’s fiscal year ended October 31, 2013 and is not expected to have a material impact on the Company’s consolidated financial position, results of operations or cash flows.
In June 2011, the FASB issued Accounting Standards Update No. 2011-05, “Statement of Comprehensive Income” (“ASU 2011-05”), which requires entities to present net income and other comprehensive income in either a single continuous statement or in two separate, but consecutive, statements of net income and other comprehensive income. The adoption of this guidance, which relates to presentation only, is not expected to have a material impact on the Company’s consolidated financial position, results of operations or cash flows. ASU 2011-05 will be effective for the Company’s fiscal year ended October 31, 2013.

3.    Inventory
Inventory consisted of the following at October 31, 2012 and 2011:

	2012	2011
	(Unaudited)
Land and land development costs	$925,695	$9,616,099
Building costs	3,429,282	30,283,828
Capitalized interest	611,872	4,557,935
Other	68,460	677,870
	$5,035,309	$45,135,732

TMF Kent Partners, LLC
Notes to Consolidated Financial Statements
Years Ended October 31, 2012, 2011 and 2010 (the years ended October 31, 2012 and 2010 are not covered by the Report of Independent Registered Public Accounting Firm)

4.	Warranty
The Company accrues expected warranty costs at the time each unit is closed and title and possession have been transferred to the unit buyer. Changes in the warranty accrual during the years ended October 31, 2012, 2011 and 2010 were as follows:

	2012	2011	2010
	(Unaudited)	(Audited)	(Unaudited)
Balance, beginning of year	$411,363	$217,150	$288,035
Additions — homes closed during the year	436,294	895,700	118,500
Charges incurred	(807,657)	(701,487)	(189,385)
Balance, end of year	$40,000	$411,363	$217,150
Accrued warranty is included in accounts payable, accrued construction costs and other liabilities in the accompanying consolidated balance sheets.

5.	Loan Payable
In December 2005, the Company entered into a credit facility (the “Building 2 Loan”) with a bank which was amended March 31, 2008. The Loan, as amended, has a total commitment amount of $157,479,692. The initial proceeds of the Loan in the amount of $47,552,840 (the “Initial Borrowings”) were used principally to finance a portion of the acquisition price of Building 2 and certain development costs. The remaining amount of the Loan was used to finance the development and construction activities of Building 2.
The Building 2 Loan, as amended, was payable as condominium units were delivered and the loan was fully repaid during fiscal 2012. Borrowings under the loan bore interest at LIBOR plus 1.83%. For the years ended October 31, 2012, 2011, and 2010, interest incurred amounting to $44,840, $1,510,112 and $2,934,146, respectively, on this loan, was capitalized as part of inventory.
In December 2005, in connection with the development of Building 1, the Company entered into a credit facility (the “Building 1 Loan”) with a bank which was amended March 31, 2008. The Loan, as amended, had a total commitment amount of $114,158,200 which was used principally to finance the portion of the acquisition of land and the development and construction activities of Building 1.
The Building 1 Loan was payable as condominium units in Building 1 were delivered and was fully repaid in August 2010. Borrowings under the Loan bore interest at LIBOR plus 1.83%. For the year ended October 31, 2010, interest incurred amounting to $219,371 on this loan was capitalized as part of inventory.

6.	Related Party Transactions
On December 1, 2004, affiliates of FM (the “Purchasers”) entered into an Agreement of Purchase and Sale (as amended, the “PSA”) for the purchase of the Property. In November 2005, the Purchasers assigned their interests in the PSA with respect to the Property to the Company. The Property was purchased on December 5, 2005 by the Company for total consideration of $99,953,077 (the “Purchase Price”), plus the reimbursement of certain costs previously incurred in the development of the Property by the Purchasers in the amount of approximately $645,000. The Purchase Price included approximately $31,000,000 paid to the Purchasers as a fee for assigning its interest in the PSA to the Company.

TMF Kent Partners, LLC
Notes to Consolidated Financial Statements
Years Ended October 31, 2012, 2011 and 2010 (the years ended October 31, 2012 and 2010 are not covered by the Report of Independent Registered Public Accounting Firm)

In April 2011, the Company entered into a Management and Supervision Agreement (the “Management Agreement”) with Toll and FM. Under the Management Agreement, in exchange for the members supervising and overseeing the development of Building 2 and the marketing, sales and closing process of the units, the Company agreed to pay the members a fee equal to $15,000 per unit sold to be earned upon the closing of each unit in Building 2. The fee, shared evenly between the members, is payable at the later of (i) the satisfaction of the Building 2 Loan and (ii) the closing of each unit. In the year ended October 31, 2012, the Company expensed $1,035,000 in such fees for units settled. In the year ended October 31, 2011, Company expensed $285,000 for units settled prior to November 1, 2010 and $2,670,000 for units closed during the year ended October 31, 2011. As of October 31, 2012 and 2011, the Company owed the members $0 and $2,955,000 for these services.
Certain employees of an affiliate of Toll, who are directly involved in the project management and sales activity of the Company, allocate a portion of their time to the Company. Toll charges the Company for these employees at their salary plus a benefit factor to cover fringe benefits. For the years ended October 31, 2012, 2011 and 2010, the amount charged for these services were approximately $729,800, $1,242,400 and $817,000, respectively. In addition, during the years ended October 31, 2012, 2011, and 2010, Toll charged the Company for advertising and administrative costs of approximately $227,200, $272,200 and $378,800, respectively, which Toll incurred on behalf of the Company. At October 31, 2012 and 2011, the Company owed Toll $50,108 and $89,199, respectively, for these services and charges.

7.	Commitments and Contingencies
At October 31, 2012, the Company had agreements of sales outstanding to deliver 5 condominium units with an aggregate sales value of $5,488,000.
The Company is involved in various claims and litigation arising in the ordinary course of business which primarily relate to liability and workers compensation claims and a construction defect claim related to windows in Building 1. The Company has insurance coverage related to the liability and workers compensation matters, which is subject to deductibles. At October 31, 2012, the Company has accrued $2.0 million representing the estimated amounts to be incurred for the construction defects and deductibles amounts for items covered by insurance. The Company believes that the disposition of these matters will not have a material effect on the business or on the financial condition of the Company.